Exhibit 99.1

Infobird Co., Ltd

Announces Filing of Annual Report on Form 20-F

BEIJING, May 14, 2021 /GLOBE NEWSWIRE/ -- via InvestorWire -- Infobird Co., Ltd (Nasdaq: IFBD) (“Infobird”), a software-as-a-service (“SaaS”) provider of AI-powered customer engagement solutions in China, today announces that it has filed its annual report on Form 20-F for the fiscal year ended Dec. 31, 2020, with the U.S. Securities and Exchange Commission (the “SEC”). The annual report on Form 20-F, which contains Infobird’s audited consolidated financial statements, can be accessed through the SEC’s website at www.sec.gov or Infobird’s website at www.Infobird.com.

In addition, Infobird will provide a hard copy of its annual report on Form 20-F, containing its audited consolidated financial statements, free of charge to its shareholders upon request. Requests should be directed to Infobird Co., Ltd, Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102.

Total revenues for fiscal year 2020 were approximately $14.5 million, representing a 20.4% decrease from the same period in 2019, primarily due to the negative impact of the COVID-19 pandemic on Infobird’s business operations. In addition, one of Infobird’s major customers changed its internal telemarketing strategy, which resulted in the decrease of usage of Infobird’s SaaS services. The decrease from total revenues was offset by an increase in revenue from new customers in the finance industry as well as other industries, such as healthcare and IT services. As Infobird continued to invest heavily in developing and upgrading new standard SaaS products embedded with its AI capabilities, Infobird’s research and development expenses increased by 26.8% compared to 2019, which also contributed to a 20.4% decrease in net income to approximately $4.1 million for the fiscal year 2020, down from approximately $5.1 million for the same period in 2019. However, the net profit margin remained at a healthy level at approximately 28% in 2020.

“The customer engagement industry in China is developing rapidly as the SaaS industry continued to grow at a fast rate of 43.5% from 2019 to 2020,” said Yimin Wu, chief executive officer and chairman of the Infobird board of directors. “We believe we are one of the leading and long-standing Chinese SaaS providers in the booming customer engagement industry, with over 10 years of experience. We adopt a unique cloud-native architecture and offer a comprehensive portfolio of customer engagement SaaS solutions that are highly intelligent, AI-powered and proven to be stable and secure at scale with ultra-large concurrence.”

“We believe the 2020 fiscal year marked an important turning point for Infobird as we began to shift the focus of our business from customized cloud-based services to standard cloud-based services. We are in the early stages of executing this growth strategy but have begun to see tangible results from these efforts, as our average monthly paid user accounts for standard cloud-based services increased by approximately 30.5% compared with the same period in 2019,” Mr. Wu continued. “We have also invested significant resources in research and development to develop and launch a series of new standard SaaS products embedded with our AI capabilities. In addition, we have been enhancing our sales and marketing efforts to not only acquire new high-quality customers in the finance industry but to also expand into several other industries, including retail and healthcare. With a large proportion of our IPO proceeds devoted to strengthening sales and marketing, we expect to expand our client base through actively promoting our standard cloud-based services. We expect that our standard cloud-based services will constitute the major portion of our fiscal year 2021 revenue as compared to customized cloud-based services. We expect the revenue for the fiscal year 2021 to increase to between $22 million and $25 million and also expect to operate at a healthier revenue composition that drives from a more diverse base of clients.

“We believe the strategic transformation of the focus of our business from customized cloud-based services to standard cloud-based services will not only enhance our success in serving mid-to-large financial institutions and large customers across industries but will also serve to promote our SaaS solutions to more small and medium-sized enterprises in China that cannot afford customized SaaS or customized software development, enabling them to benefit from high-quality standard AI-powered SaaS in customer engagement.”

About Infobird Co., Ltd

Infobird, headquartered in Beijing, China, is a software-as-a-service provider of innovative AI-powered, or artificial intelligence-enabled, customer engagement solutions in China. For more information, visit Infobird’s website at www.Infobird.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain, as they are based on current expectations and assumptions concerning future events or future performance of Infobird. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in Infobird’s SEC filings. These risks and uncertainties could cause Infobird’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts

Infobird Contact

Infobird Co., Ltd
Yimin Wu, Chief Executive Officer and Chairman of the Board of Directors
wuym@infobird.com
86-010-52411819

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